FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

6 November 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Quarterly Results for the three months ended 30 September 2007

1.1	Condensed Accounts
1.2	Management Commentary
1.3	Appendix Seven

Media Release

2.1	Telecom delivers First Quarter Earnings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Craig Mulholland
Craig Mulholland
Company Secretary

Dated:	2 November 2007

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the three months ended 30 September 2007 (unaudited)

		Three months ended 30 September		Year ended 30 June
		2007	2006	2007
(Dollars in millions, except per share amounts)	notes	$m	$m	$m
Operating revenues and other gains
Local service		291	271	1,084
Calling	2	304	355	1,336
Interconnection		45	49	187
Mobile		219	226	895
Data		160	141	561
Broadband and internet		129	119	485
IT services		96	85	380
Other operating revenues	2	166	162	634
Other gains	3	—	20	20

		1,410	1,428	5,582

Operating expenses
Labour		(207)	(203)	(773)
Intercarrier costs		(306)	(326)	(1,220)
Other operating expenses		(415)	(399)	(1,603)
Other expenses	3	—	—	(52)

Earnings before interest, taxation, depreciation and amortisation		482	500	1,934

Depreciation		(135)	(115)	(500)
Amortisation		(45)	(41)	(152)

Earnings before interest and taxation		302	344	1,282

Interest income		42	5	59
Interest expense and other finance costs		(63)	(72)	(289)
Share of associates’ losses		(1)	—	(3)

Earnings before income tax		280	277	1,049

Income tax expense		(55)	(83)	(205)

Earnings from continuing operations		225	194	844

Earnings from discontinued operations, net of tax	10	—	31	2,183

Net earnings for the period		225	225	3,027

Net earnings attributable to equity holders of the Company		224	224	3,024
Net earnings attributable to minority interests		1	1	3

		225	225	3,027

Earnings per share
Basic earnings per share (in cents)		11 ¢	11 ¢	152 ¢
Diluted earnings per share (in cents)		11 ¢	11 ¢	150 ¢

Continuing operations
Basic and diluted earnings per share (in cents)		11 ¢	10 ¢	42 ¢
Weighted average number of ordinary shares outstanding (in millions)		2,003	1,968	1,990

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the three months ended 30 September 2007 (unaudited)

		Three months ended 30 September		Year ended 30 June
		2007	2006	2007
(Dollars in millions)	note	$m	$m	$m
Equity at beginning of period		3,604	1,062	1,062
Translation of foreign operations		42	(49)	(120)
Hedge of net investment		(13)	22	38
Revaluation of listed investments		—	—	11
Cash flow hedges		30	(1)	(8)

Total income/(loss) recognised directly in equity		59	(28)	(79)
Net earnings for the period		225	225	3,027

Total recognised income and expenses		284	197	2,948

Dividends		(331)	(260)	(739)
Tax credit on supplementary dividends		37	29	83
Dividend reinvestment plan	4	130	83	249
Exercise of share options		—	—	1
Employee share schemes		2	5	—
Capital reduction		(1,113)	—	—

Equity at end of period		2,613	1,106	3,604

Total recognised income and expenses for the period is attributable to:
Equity holders of the Company		283	196	2,945
Minority interests		1	1	3

Total recognised income and expenses		284	197	2,948

Equity consists of:
Contributed capital		1,295	2,103	2,270
Revaluation reserve		11	—	11
Foreign currency translation reserve		(37)	(4)	(66)
Hedge reserve		(14)	(37)	(44)
Deferred compensation		9	10	15
Retained earnings		1,345	(970)	1,412

Total equity attributable to equity holders of the Company		2,609	1,102	3,598
Minority interests		4	4	6

Total equity		2,613	1,106	3,604

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 30 September 2007 (unaudited)

	30 September		30 June
	2007	2006	2007
(Dollars in millions)	$m	$m	$m
ASSETS
Current assets:
Cash	2,005	154	1,969
Short-term investments	70	124	70
Receivables and prepayments	990	930	953
Short-term derivative assets	4	2	8
Taxation recoverable	28	12	8
Inventories	85	48	71

Total current assets	3,182	1,270	3,079

Long-term investments	523	486	494
Receivables due after one year	—	84	—
Deferred tax asset	24	30	27
Long-term derivative assets	60	59	68
Intangibles	937	825	927
Property, plant and equipment	3,738	3,298	3,681

Total non-current assets	5,282	4,782	5,197

Total assets	8,464	6,052	8,276

LIABILITIES AND EQUITY
Current liabilities:
Amounts owing due to capital reduction	1,113	—	—
Accounts payable and accruals	986	931	1,000
Short-term derivative liabilities	54	161	68
Short-term provisions	31	—	34
Debt due within one year	573	915	488

Total current liabilities	2,757	2,007	1,590

Non-current liabilities
Deferred tax liability	118	118	93
Long-term provisions	14	—	8
Long-term derivative liabilities	491	388	577
Long-term debt	2,471	2,433	2,404

Total non-current liabilities	3,094	2,939	3,082

Total liabilities	5,851	4,946	4,672

Equity:
Share capital	1,295	2,103	2,270
Reserves	(31)	(31)	(84)
Retained earnings	1,345	(970)	1,412

Total equity attributable to equity holders of the Company	2,609	1,102	3,598
Minority interest	4	4	6

Total equity	2,613	1,106	3,604

Total liabilities and equity	8,464	6,052	8,276

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the three months ended 30 September 2007 (unaudited)

		Three months ended 30 September		Year ended 30 June
		2007	2006	2007
(Dollars in millions)	note	$m	$m	$m
Cash flows from operating activities

Cash received from customers		1,313	1,473	5,726
Interest income		59	3	38
Dividend income		—	—	19
Payments to suppliers and employees		(954)	(1,010)	(3,706)
Income tax paid		(1)	(5)	(147)
Interest paid on debt		(27)	(39)	(279)

Net cash from operating activities	5	390	422	1,651

Cash flows from investing activities
Sale of property, plant and equipment		1	1	10
Purchase of short-term investments, net		—	(64)	(7)
Sale of subsidiary companies, net of cash sold		—	26	2,163
Purchase of subsidiary companies, net of cash acquired		—	—	(347)
Purchase of long-term investments		—	—	(4)
Repayment of advance to associate		—	—	85
Purchase of property, plant, equipment and intangibles		(201)	(192)	(861)
Capitalised interest paid		—	(3)	(11)

Net cash used in investing activities		(200)	(232)	1,028

Cash flows from financing activities
Proceeds from long-term debt		—	—	376
Settlement of derivatives		(12)	—	62
Repayment of long-term debt		—	(146)	(706)
Proceeds from/(repayment of) short-term debt, net		57	135	(87)
Dividends paid		(200)	(180)	(497)

Net cash used in financing activities		(155)	(191)	(852)

Net cash flow		35	(1)	1,827
Opening cash position		1,969	155	155
Foreign exchange movement		1	—	(13)

Closing cash position		2,005	154	1,969

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (“the Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with New Zealand Equivalent to International Accounting Standard No. 34: “Interim Financial Reporting”, issued by the Institute of Chartered Accountants of New Zealand. In complying with New Zealand Equivalents to International Financial Reporting Standards Telecom is in compliance with International Financial Reporting Standards.

These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2007. The financial statements for the three months ended 30 September 2007 are unaudited.

The financial statements are expressed in New Zealand dollars which is the Company’s functional currency. References in these financial statements to ‘$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

NOTE 2 REVENUE

	Three months ended 30 September		Year ended 30 June
	2007	2006	2007
(Dollars in millions)	$m	$m	$m
Calling
National	184	214	816
International	108	129	472
Other	12	12	48

	304	355	1,336

Other operating revenues
Resale	93	110	399
Equipment	11	14	52
Dividends	24	—	18
Miscellaneous other	38	38	165

	166	162	634

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS, EXPENSES AND IMPAIRMENT

	Three months ended 30 September		Year ended 30 June
	2007	2006	2007
(Dollars in millions)	$m	$m	$m
Other gains
Gain on sale of TSCL	—	20	20

Other expenses
Restructuring costs	—	—	36
Provision for billing issues	—	—	16

	—	—	52

Other Gains

Gain on sale of Telecom Samoa Cellular Limited (“TSCL”)

In September 2006 Telecom completed the sale of its 90% share in TSCL to Digicel Samoa Limited resulting in a gain on sale of $20 million.

Other expenses

Restructuring costs

Restructuring costs totalling $36 million were recognised in 2007 as a result of restructuring activities, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel.

Provision for billing issues

A provision of $16 million for the cost of rectifying several billing application configuration issues was recognised during 2007. The provision covered the cost of investigating and resolving those issues.

NOTE 4 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the three months ended 30 September 2007, 32,063,007 shares with a total value of $130 million were issued in lieu of a cash dividend (three months ended 30 September 2006: 20,806,561 shares with a total value of $83 million; year ended 30 June 2007: 56,809,102 shares with a total value of $249 million).

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 5 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Three months ended 30 September		Year ended 30 June
	2007	2006	2007
(Dollars in millions)	$m	$m	$m
Net earnings for the period	225	225	3,027

Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	180	158	658
Bad and doubtful accounts	10	9	40
Deferred income tax	24	2	(20)
Share of associates’ earnings	—	—	3
Gain on sale of subsidiaries	—	(20)	(2,104)
Non-cash expenses	—	—	40
Other	33	(4)	18
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Increase in accounts receivable and related items	(31)	(28)	(23)
(Increase)/decrease in inventories	(13)	3	(19)
Increase in current taxation	26	88	119
Decrease in accounts payable and related items	(64)	(11)	(88)

Net cash from operating activities	390	422	1,651

NOTE 6 CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs. This matter is scheduled for trial in mid 2008.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs. The trial of this matter concluded on 26th September 2007. Judgment has been reserved.

Sintel (in liquidation) has issued proceedings against Telecom, relating to TNZI’s audio text business in the 1990s. The matter was settled, but the liquidators are seeking to overturn the settlement agreement claiming fraud and other mala fides on Telecom’s part. Sintel has recently filed an amended statement of claim, increasing the value of the claim. Telecom’s application to strike out all but one of the causes of action was unsuccessful. It was appealed to the Court of Appeal and is awaiting judgment. The parties are proceeding with discovery, but at this stage trial of the substantive matter is unlikely to take place before late 2008.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 CONTINGENCIES(continued)

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to TNZI’s audio text business in the late 1990s. The total claim is for approximately US$20 million. Telecom believes it has a strong defence for the majority of the claim. These proceedings will be vigorously defended by Telecom. The parties are working towards mediation in 2008.

Vodafone has appealed the 2003/2004 TSO determination. If successful, the matter would be remitted back to the Commission for a further determination. It is too early to say what the financial implications would be if Vodafone were successful. The hearing for the appeal will take place in November 2007.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 7 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 1 November 2007, the Board of Directors approved the payment of a first quarter dividend of $127 million, representing 7.0 cents per share. In addition, a supplementary dividend totalling approximately $16 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Capital Reduction

Telecom paid amounts owing under the capital reduction in October 2007. These amounts are shown as a liability at 30 September 2007 as the shares were cancelled during September 2007. The total of the payments to shareholders in respect of the 228 million cancelled shares was $1,113 million.

Hutchison 3G Australia Limited

Telecom completed the exchange of its 19.94% holding in Hutchison 3G Australia Holdings Pty Limited (H3GA) for a 10% holding in Hutchison Telecommunications (Australia) Limited (HTAL) in October 2007. HTAL is the parent company and controlling shareholder of H3GA. Telecom acquired ordinary shares and convertible preference shares in the same proportion as these securities have been issued by the HTAL. In the exchange, Telecom acquired an option to increase its equity ownership in HTAL to 19.94% on or before 31 December 2008. The option has escalating strike prices of A$250 million on 31 December 2007, A$275 million on 30 June 2008 and A$300 million on 31 December 2008. Telecom assigned its 850Mhz spectrum currently held by its Australian business to HTAL as part of the overall arrangement. No gain or loss arose on the transaction as the deemed value of the holding in HTAL was the same as the previous carrying value of the Telecom’s investment in H3GA.

HTAL is listed on the Australian Stock Exchange.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 8 SEGMENTAL REPORTING

For the three months ended 30 September 2007

	NZ Business	NZ Consumer	NZ Technology and Enterprises	Australian Operations	International	Total operating segments
(Dollars in millions)	$m	$m	$m	$m	$m	$m
External revenue	444	408	103	358	71	1,384
Internal revenue	—	—	9	4	54	67

Total revenue	444	408	112	362	125	1,451

Segment result	248	260	(218)	(6)	17	301

For the three months ended 30 September 2006

	NZ Business	NZ Consumer	NZ Technology and Enterprises	Australian Operations	International	Total operating segments
(Dollars in millions)	$m	$m	$m	$m	$m	$m
External revenue	452	424	93	352	86	1,407
Internal revenue	—	—	6	4	53	63

Total revenue	452	424	99	356	139	1,470

Segment result	273	276	(206)	(9)	15	349

Reconciliation from segment result to net earnings from continuing operations

	Three months ended 30 September
	2007	2006
(Dollars in millions)	$m	$m
Segment result	301	349
Unallocated income and expenses	1	(5)
Interest income	42	5
Interest expense and other finance costs	(63)	(72)
Share of associates’ net losses	(1)	—
Income tax expense	(55)	(83)

Net earnings from continuing operations	225	194

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 9 QUARTERLY FINANCIAL INFORMATION

	Operating revenues and other gains	EBITDA*	Earnings before interest and tax	Net earnings for the period	Basic net earnings per share
(Dollars in millions, except per share amounts)	$m	$m	$m	$m	¢
Three months ended:
30 September 2007	1,410	482	302	225	11	¢

Three months ended:
30 September 2006	1,428	500	344	225	11	¢
31 December 2006	1,388	434	277	229	11	¢
31 March 2007	1,358	507	344	239	12	¢
30 June 2007	1,408	493	317	2,334	116	¢

Year ended 30 June 2007	5,582	1,934	1,282	3,027	152	¢

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the periods presented. Consequently, the sum of the periods does not necessarily equal total earnings per share for the year.

NOTE 10 YELLOW PAGES GROUP SALE

The Yellow Pages Group was sold in April 2007 and is presented as a discontinued operation. The operating results for the Yellow Pages Group for the three months ended 30 September 2006 are shown below.

Three months ended 30 September 2006
(Dollars in millions)	$m
Operating revenues	72
Operating expenses
Labour	(11)
Other operating expenses	(16)
Amortisation	(1)

Earnings before income tax	44
Income tax expense	(13)

Earnings from discontinued operations	31

Basic earnings per share (in cents)	2 ¢
Diluted earnings per share (in cents)	2 ¢

10

MANAGEMENT COMMENTARY

2 November 2007

Results for the quarter ended 30 September 2007

Note: Other than the analysis of Australian Operations results, which are presented in Australian dollars (“AUD”), all monetary amounts in this management commentary are expressed in New Zealand dollars (“NZD”) unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

For the quarter ended 30 September 2007 (“Q1 2007-08”) Telecom reported earnings from continuing operations of $225 million compared to earnings from continuing operations of $194 million for the quarter ended 30 September 2006 (“Q1 2006-07”). The results from continuing operations exclude the results of the Yellow Pages Group that was sold in April 2007 however they include interest earned from the sales proceeds. For Q1 2006-07 reported net earnings were impacted by an abnormal gain from the sale of Telecom Samoa Cellular Limited of $20 million.

Adjusted net earnings from continuing operations for Q1 2007-08 of $225 million represents an increase of 29.3% compared to adjusted net earnings from continuing operations for Q1 2006-07 of $174 million.

Reported results are summarised in the table below.

Telecom Group Reported Earnings	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Operating revenues (excluding abnormals)	1,410	1,408	0.1
Operating expenses	(928)	(928)	—
Abnormal items	—	20	NM

EBITDA*	482	500	(3.6)
Depreciation and amortisation	(180)	(156)	15.4

Earnings before interest and tax	302	344	(12.2)
Net interest expense	(21)	(67)	(68.7)
Share of associates’ losses	(1)	—	NM

Earnings before tax	280	277	1.1
Tax expense	(55)	(83)	(33.7)

Net earnings - continuing operations	225	194	16.0
Net earnings - discontinued operations	—	31	NM

Reported net earnings	225	225	—

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

    NM = Not a Meaningful Comparison

There were no abnormal items for the quarter ended 30 September 2007 therefore adjusted earnings are the same as reported earnings for the quarter. For the quarter ended 30 September 2006 reported earnings included an abnormal gain of $20 million arising from the sale of Telecom Samoa Cellular Limited (‘TSCL’).

The adjustment to remove the effect of this abnormal item is shown in the table below.

Adjustments to reported net earnings	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Reported net earnings’	225	225	—
Adjusted for:
Gain on sale of TSCL	—	(20)

Adjusted net earnings	225	205	9.8
Less: adjusted net earnings - discontinued operations	—	(31)

Adjusted net earnings - continuing operations	225	174	29.3

Telecom’s adjusted earnings are summarised in the table below.

Telecom Group Adjusted Earnings	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Adjusted operating revenues	1,410	1,408	0.1
Adjusted operating expenses	(928)	(928)	—

Adjusted EBITDA*	482	480	0.4
Depreciation and amortisation	(180)	(156)	15.4

Adjusted earnings before interest and tax	302	324	(6.8)
Net interest expense	(21)	(67)	(68.7)
Share of associates’ losses	(1)	—	NM

Adjusted earnings before tax	280	257	8.9
Adjusted tax expense	(55)	(83)	(33.7)

Adjusted net earnings - continuing operations	225	174	29.3
Adjusted net earnings - discontinued operations	—	31	NM

Adjusted net earnings	225	205	9.8

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

    NM = Not a Meaningful Comparison

Adjusted earnings from continuing operations increased by $51 million (29.3%) for Q1 2007-08 compared to Q1 2006-07 due to interest income earned from the Yellow Pages Group Limited (“YPG”) sales proceeds (interest income was $37 million higher compared to Q1 2006-07), the receipt of a dividend from Southern Cross Cables Group of $24 million and a reduction in tax expense offsetting a decline in adjusted earnings before interest and tax. Adjusted earnings for both years exclude the results of YPG. The sale of YPG was completed in April 2007 and as a result of the sale YPG’s results are classified as a discontinued operation and its results are not included in operating revenues or expenses.

Adjusted EBITDA was impacted by a gain of $7 million from the sale of the Australian Operations’ standalone mobile customer base. Offsetting this was compensation to customers for the issues encountered with the migration to the Yahoo!Xtra service.

Telecom offered one week’s free internet access to broadband and internet dial-up customers that totalled approximately $5.5 million and a further donation of $1 million was made to charity.

Operating revenues and expenses for Australian Operations include PowerTel. Due to the integration of PowerTel and AAPT it is not possible to separately disclose the impact of PowerTel on the results except for certain revenue lines.

KEY TRENDS

Regulation in New Zealand

The impact of the regulatory changes in New Zealand has led to an increase in the level of activity by competitors, who are specifically targeting the consumer access base. This has accelerated the decline in Telecom’s consumer market share and increased wholesale revenues. The impact of this, coupled with the continuing decline in Telecom’s traditional revenue streams has led to declines across several revenue streams. Against these declines, broadband and IT services continue their growth in both customer numbers and revenue.

In September 2007, the Ministry of Economic Development issued an operational separation determination. In October 2007 Telecom submitted a comprehensive set of Separation undertakings to the Minister of Communications. These Undertakings represent a proposed set of legally binding Undertakings and detail how Telecom will operate under an operational separation regime. The full Undertakings document is available on Ministry’s website at http://www.med.govt.nz/upload/52553/telecom-draft-undertakings.pdf

As outlined in the Minister’s final determination, Telecom’s proposal refers to the establishment of three separate operating units (Access Network Services, Wholesale and Retail) and commitments to operate under strict independence and non-discrimination guidelines.

A key element of the Undertakings is the proposal to accelerate the first phase of an enhanced, next generation broadband network. This investment will significantly improve access and backhaul capability and will enable a number of enhanced services to be delivered in the future.

There is now a public consultation and revision process of the Separation Undertakings and Telecom expects that the final and legally binding Undertakings will be signed between Telecom and the Government in December for immediate implementation.

New Zealand Operations

•

IT services continued to grow, with an increase of 12.9% in Q1 2007-08 compared to Q1 2006-07. This is principally due to growth in IT solutions revenue as a result of Gen-i’s customer contracts and increased market share.

•

In Q1 2007-08 mobile revenue decreased by 1.5% compared to Q1 2006-07 due to a decline in voice and other mobile revenue partially offset by an increase in mobile data revenue. Mobile data revenue increased by 11.8% as a result of higher data volumes. Future mobile data revenue growth is expected to be driven by growth in applications and content. As an integrated operator, Telecom also has a focus on the convergence of fixed and mobile services; which is expected to gain momentum in future periods. The Commerce Commission’s current review of mobile market regulation could ultimately result in increased competitive intensity in the mobile market, and place further pressure on retail and wholesale prices. While the final form of regulation is currently unknown, the objectives of the review appear to focus on facilitating the entry of new competitors, and encouraging the formation of wholesale mobile virtual network operator (MVNO) models.

•

Broadband and internet revenue decreased this quarter by 1.2% compared to Q1 2006-07 mainly as a result of $5.5 million being refunded to customers in September 2007 to reimburse customers for inconveniences caused through the migration of Xtra customers to the Yahoo!Xtra Bubble mail platform. Total broadband connections increased by 38,000 in Q1 2007-08 following an increase of 40,000 in Q4 2006-07. The effect of this growth on revenue continues to be significantly negated by the reduction in pricing for business customers that occurred in the quarter ended 31 December 2006, resulting in reduced revenue from the business segment.

The introduction of new regulated broadband services such as naked DSL and LLU are likely to have the effect of accelerating the rate of broadband penetration, and may result in further downward pressure on wholesale and retail broadband prices. More importantly, the advent of naked DSL and LLU pose threats to Telecom’s retail fixed line access relationship with customers and could accelerate the rate of decline in traditional telephony services such as calling. Telecom Wholesale should continue to grow strongly given the introduction of these new regulated services and the overall growth expected in the broadband market.

•

The overall operating margin percentage in the New Zealand operations continues to reduce, given the shift in revenue mix from the high-margin traditional calling business to lower margin new business (particularly the IT services business, which is less capital intensive than Telecom’s traditional business).

The growth in the mobile and broadband customer bases also continues to have a negative impact on costs and margins, driving significantly greater customer acquisition and provisioning costs and necessitating investment in additional customer service capability.

In light of these factors, particularly the decline in the calling business, Telecom is pursuing operating cost efficiency initiatives to offset the negative impact of these trends. Longer term, Telecom is seeking to redesign its operating model to a fundamentally lower cost approach in order to maintain satisfactory operating margins.

Australian Operations

•

The results from Australian Operations have been significantly impacted by the inclusion of PowerTel for the first full quarter. Operating revenues increased by A$29 million as a result of increases in access, data and broadband revenue due to the inclusion of PowerTel and revenue from the sale of the standalone mobile base of A$6.5 million.

•

EBITDA was up 360% compared to Q1 2006-07, partly due to the gain on the sale of the mobile base and the impact of PowerTel’s results. Integration benefits have largely been offset by integration costs for the quarter.

•

As stated previously competitive conditions continue to be highly challenging and continue to impact on Telecom’s Australian operations. Retail prices continue to decline across most service categories, while margins remain under significant pressure. Competition in the large corporate sector has also had downward pressure on prices to retain customers.

•

To respond to the challenges that the Australian operations are facing, significant investment has been made in sales, customer service and IT capabilities in AAPT in order to support improved customer acquisition and retention programmes (under the “Hyperbaric” project). The Hyperbaric platform was launched in July and the migration of existing customers has commenced.

FUTURE EXPECTATIONS

As noted in the Key Trends section, operational separation is impacting Telecom’s New Zealand Operations’ revenues and corporate costs. Telecom provided guidance on incremental operating and capital expenditure due to the regulatory changes in August 2007. The guidance indicated incremental capital expenditure as a result of the proposed operational separation requirements of approximately $200 million over the next four years. Additional ongoing operating expenditure is expected to be $20 to $30 million for the financial year ended 30 June 2008 rising to approximately $40 million per annum over the next four years.

As noted, the operational separation undertakings tabled in October 2007 incorporated significant new investment commitments over the next 5 years. Telecom is currently reprioritising its overall capital programme with a view to maintaining total group capital expenditure around current levels.

Telecom’s future performance will be significantly impacted by the pricing determinations of the Commerce Commission. In July 2007, the Commerce Commission released its draft determination on the price and non-price terms on which Telecom must make unbundled copper local loop and co-location regulated services available to other telecommunications providers. The draft determination has proposed monthly rental charges for access to the local loop service at $16.49 per month for urban areas and $32.20 per month for non-urban areas. The draft also incorporates charges for co-location services and connection charges that will have the effect of slightly increasing the average realised ARPU per line. The impact on Telecom’s future financial performance will be dependent on the final determination, and the resulting competitive response. Should the pricing remain in line with the draft determination, the impact on Telecom’s future financial performance and investment programmes will be significant, particularly beyond the year ending 30 June 2008. A final determination is expected in November 2007.

In addition to working through the details of operational separation and pricing of new regulated services, there are a number of related matters under discussion, including TSO and the potential impact on future investment by Telecom. There is currently no indication as to how or whether these areas will be materially affected in the future.

There is a large amount of uncertainty around these assessments as a number of key determination processes have yet to be completed. The extent of the regulatory, competitive and strategic change has made it difficult to provide reliable estimates of future financial performance. Expectations around future financial performance can and will be subject to material change during the forthcoming year.

The results from Australian Operations will be dependant on the successful integration of the AAPT and PowerTel businesses and the execution of the Hyperbaric “launch”. Integration costs are expected to outweigh any synergy savings for the year ending 30 June 2008.

Telecom currently expects the following outcomes for the year ending 30 June 2008:

•	EBITDA from NZ Operations to decline 5% to 8%. This range includes anticipated incremental operational separation costs of $20 million to $30 million;

•	EBITDA from Australian Operations of A$90 million to A$100 million;

•	Net financing costs of $160 million to $170 million;

•	Group depreciation and amortisation of $710 million to $730 million;

•	Group capital expenditure of $950 million to $975 million; and,

•	Group consolidated net earnings after tax of $700 million to $730 million, excluding any future dividends from Southern Cross Cables Group.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

DIVIDEND POLICY AND LONG-TERM CAPITAL MANAGEMENT

Capital Return by way of Scheme of Arrangement

Following the sale of YPG in April 2007 for $2.161 billion Telecom announced on 3 May 2007 its intention to make a capital return to shareholders of approximately $1.1 billion via a shareholder and court approved Scheme of Arrangement. Under the Scheme of Arrangement one in nine ordinary shares were cancelled on a pro-rata basis in exchange for NZ$4.88 for each cancelled share. The Scheme of Arrangement was approved by shareholders at a Special Meeting on 17 August 2007 and final High Court approval was obtained on 3 September 2007. The capital return was successfully completed in October 2007.

Australian shareholders received approximately AUD$4.17 per cancelled share.

Immediately following the capital return the ratio of ADRs to ordinary shares was changed from 1 ADR to 8 ordinary shares to 1 ADR to 5 ordinary shares. From an ADR holder’s perspective the combination of the capital return and ratio change resulted in the receipt of approximately US$3.27 for every existing ADR held and the issue of 42.2% more ADRs.

In the view of the Board, the $1.1 billion capital return provided sufficient flexibility to accommodate any deterioration in the operating outlook and a significant ongoing capital expenditure programme (including the build of a WCDMA mobile network), while still retaining the ability to defend a strong “single A” credit rating from both Moody’s Investors Service and Standard and Poor’s.

Long-Term Capital Management

The Board continues to be committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

Ordinary Dividends

At the full year announcement on 3 August 2007 Telecom advised that it was the Company’s intention, subject to there being no material adverse changes in circumstances or operating outlook, to target an ordinary dividend payout ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the year ending 30 June 2008.

Subject to there being no material adverse change in circumstances, dividends for the first three quarters of the year will be 7.0cps per quarter with the fourth quarter dividend set to achieve the target full year payout ratio.

In accordance with this approach, a dividend of 7.0cps has been declared in respect of Q1 2007-08.

First Quarter Ordinary Dividends
Ordinary Shares	7.0 cents
American Depositary Shares	*US 26.71 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.2353 cents
Per American Depositary Share	*US 4.71 cents

“Ex” dividend dates
New Zealand Exchange	26 November 2007
Australian Stock Exchange	19 November 2007
New York Stock Exchange	19 November 2007

Books closing dates
New Zealand, Australian Stock Exchanges	23 November 2007
New York Stock Exchange	21 November 2007

Payment dates
New Zealand, Australia	7 December 2007
New York	14 December 2007

*	Based on an exchange rate at 16 October 2007 of NZ$1.00 to US$0.7631 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. For the Q1 2007-08 dividend there is no discount to the prevailing market price applied to shares issued under the Dividend Reinvestment Plan.

Telecom intends to acquire an equivalent number of shares on-market, in order to eliminate an increase in capital arising pursuant to the plan. These mechanisms will be reviewed at each dividend date.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

Telecom Group Result	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Operating revenues and other income
Local service	291	271	7.4
Calling	304	355	(14.4)
Interconnection	45	49	(8.2)
Mobile	219	226	(3.1)
Data	160	141	13.5
Broadband and internet	129	119	8.4
IT services	96	85	12.9
Other operating revenue	166	162	2.5
Other gains	—	20	NM

	1,410	1,428	(1.3)
Operating expenses
Labour	207	203	2.0
Intercarrier costs	306	326	(6.1)
Other operating expenses	415	399	4.0

	928	928	—

EBITDA*	482	500	(3.6)

Depreciation	135	115	17.4
Amortisation	45	41	9.8

Depreciation and amortisation	180	156	15.4

Earnings before interest and tax	302	344	(12.2)

Net interest expense	21	67	(68.7)
Share of associates’ losses	1	—	NM
Income tax expense	55	83	(33.7)
Net earnings - continuing operations	225	194	16.0
- discontinued operations	—	31	NM

Net earnings	225	225	—

*	Earnings before Interest, Taxation, Depreciation and Amortisation

    NM = Not a Meaningful Comparison

Adjusted operating revenues of $1,410 million for Q1 2007-08 decreased by $18 million (1.3%) compared to Q1 2006-07. Operating revenue increased in the areas of local service, data revenue, IT services, broadband and internet revenue but these were offset with decreases in calling, interconnection and mobile.

The decline in calling revenue of $51 million for Q1 2007-08 compared to Q1 2006-07 was a result of increased competitive pressure in the NZ market and decreased calls to mobile networks in the Australian market. Mobile revenue decreased by $7 million for Q1 2007-08 compared to Q1 2006-07 as a result of a decline in handset revenue, reduced calling volumes and the impact of new pricing offers. The decrease in mobile revenue was partly offset by the gain of $7 million (A$6.5 million) for the sale of the standalone mobile customer base in the Australian Operations.

Broadband and internet revenue increased by $10 million compared to the corresponding period as a result of continued connection growth partially offset by the impact of Business customer price declines in October 2006. Broadband revenue for NZ Operations was reduced by refunds of $5.5 million that were paid to customers in September 2007 as a result of the issues encountered with the migration of Xtra customers to the new email platform - Yahoo!Xtra Bubble.

IT services revenue increased by $11 million for Q1 2007-08 compared to Q1 2006-07 as a result of growth in key customers accounts. There was an increase in data revenue of $19 million for Q1 2007-08 compared to Q1 2006-07 principally as a result of the inclusion of PowerTel in Australian Operations.

Operating expenses remained stable for Q1 2007-08 compared to Q1 2006-07 with minor fluctuations within operating expense categories.

Depreciation and amortisation expense increased by $24 million for Q1 2007-08 compared to Q1 2006-07 as a result of the increase in capital expenditure on telecommunications and software in previous periods and accelerated depreciation in certain asset categories.

Net interest expense decreased due to the receipt of the proceeds from the sale of YPG in April 2007. Tax expense was impacted by the recognition of $12 million previously unrecognised losses that can now be offset against New Zealand taxable income following a change in tax law. The effective tax rate for Q1 2007-08 was 19.6%. This was lower than the New Zealand corporate tax rate of 33% due to the recognition of the losses and certain non-taxable income.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	390	422	(7.6)
Investing activities	(200)	(232)	(13.8)
Financing activities	(155)	(191)	(18.8)

Net cash flow	35	(1)	NM

NM = Not a Meaningful Comparison

A detailed breakdown of the cash flow can be found in the Appendices. The cash flows in respect of Q1 2006-07 contain the cash flows of YPG.

Net cash flows from operating activities decreased by 7.6% for Q1 2007-08 compared to Q1 2006-07 which is due to a decrease in cash received from customers which was partially offset by an increase in interest income received from the YPG sale proceeds and a decrease in amounts paid to suppliers and interest paid on debt.

The net cash outflow for investing activities decreased by $32 million for Q1 2007-08 compared to Q1 2006-07. In Q1 2006-07 $64 million was incurred to purchase short term investments whereas no purchase of short-term investments occurred in Q1 2007-08. This was partially offset by an increase in capital expenditure on the purchase of property, plant and equipment in Q1 2007-08.

The net cash outflow for financing activities decreased by $36 million (18.8%) for Q1 2007-08 due to decreases in the repayment of long-term debt.

The net debt to net debt plus equity ratio was 57.4% at 30 September 2007 compared to 28.3% at 30 June 2007 (net debt is defined as total debt plus total derivative liabilities less cash, short-term investments and derivative assets). The increase in the ratio is due to a significant decease in equity due to the accrual for the capital return in September 2007. The capital return was paid to shareholders in October 2007 so does not impact the cash flows for Q1 2007-08.

Net debt was $1,450 million at 30 September 2007, an increase of $27 million from net debt at 30 June 2007 of $1,423 million.

OVERVIEW OF GEOGRAPHIC RESULTS

Telecom operates integrated businesses in New Zealand and Australia, each of which is subject to different competitive conditions, risks and financial results reflecting their different histories and size relative to the overall market. The reporting that follows presents results separately for Telecom’s New Zealand and Australian operations. The results of Telecom’s international business are included within New Zealand operations. Corporate expenses are not allocated to the geographic segments and are included separately in a Corporate and Other category.

Breakdown of Adjusted Earnings

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
NZ Operations[1]
Operating revenues	1,043	1,074	(2.9)
Operating expenses	(586)	(576)	1.7

EBITDA[2]	457	498	(8.2)
Depreciation and amortisation	(148)	(139)	6.5

Earnings from operations	309	359	(13.9)
Australian Operations
Operating revenues	362	356	1.7
Operating expenses	(336)	(350)	(4.0)

EBITDA[2]	26	6	333.3
Depreciation and amortisation	(32)	(15)	113.3

Earnings from operations	(6)	(9)	(33.3)
Corporate and Other
Operating revenues	28	3	833.3
Operating expenses	(29)	(27)	7.4

EBITDA[2]	(1)	(24)	(95.8)
Depreciation and amortisation	—	(2)	(100.0)

Earnings from operations	(1)	(26)	(96.2)
Eliminations[3]
Operating revenues	(23)	(25)	(8.0)
Operating expenses	23	25	(8.0)

EBITDA[2]	—	—	—
Depreciation and amortisation	—	—	—

Earnings from operations	—	—	—
Telecom Group
Operating revenues	1,410	1,408	0.1
Operating expenses	(928)	(928)	—

EBITDA[2]	482	480	0.4
Depreciation and amortisation	(180)	(156)	15.4

Earnings from continuing operations	302	324	(6.8)

1 - NZ Operations excluding the Yellow Pages Group

2 - Adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation

3 - Eliminations remove the impact of internal transactions

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services and IT services. The results presented below reflect the continuing activities of NZ Operations and exclude YPG.

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Operating revenues
Local service	260	263	(1.1)
Calling	225	253	(11.1)
Interconnection	35	37	(5.4)
Mobile	199	202	(1.5)
Data	106	106	—
Broadband and internet	80	81	(1.2)
IT services	96	85	12.9
Other operating revenue	25	27	(7.4)
Internal revenue	17	20	(15.0)

	1,043	1,074	(2.9)
Operations and support expenses
Labour	138	130	6.2
Intercarrier costs	115	134	(14.2)
Other operating expenses	327	307	6.5
Internal expenses	6	5	20.0

	586	576	1.7

EBITDA	457	498	(8.2)
Depreciation	112	107	4.7
Amortisation	36	32	12.5

Earnings from operations	309	359	(13.9)

Overview of Results

Earnings from operations of $309 million for Q1 2007-08 decreased by $50 million (13.9%) compared to Q1 2006-07.

Operating revenues decreased by $31 million (2.9%) for Q1 2007-08 compared to Q1 2006-07. All areas of operating revenue decreased except for data which remained stable and IT services revenue which increased by $11 million.

Calling revenue decreased by $28 million as a result of a decrease of $13 million for National calling, a decrease of $14 million for international calling and a decrease of $1 million for other calling revenue. This is a result of a decrease in volumes and competitive pressure.

IT services revenue increased by $11 million (12.9%) for Q1 2007-08 compared to Q1 2006-07 as a result of increased growth in IT solutions revenue and procurement.

NZ OPERATIONS

Broadband and internet revenue decreased by $1 million (1.2%) for Q1 2007-08 compared to Q1 2006-07. This is after the Yahoo!Xtra Bubble credit of $5.5 million which took place in September 2007 as a result of the issues encountered with the migration to Yahoo!Xtra Bubble from Xtra. Excluding the Yahoo!Xtra Bubble credit, broadband and internet revenue would have increased by $4.5 million.

Operations and support expenses increased by $10 million (1.7%) for Q1 2007-08 compared to Q1 2006-07 as a result of increased labour costs and other operating expenses especially in the area of IT services direct costs.

Further analysis of the NZ Operations result follows.

Local Service Revenue

	Quarter ended 30 September
	2007	2006	Change %
Business & residential access
Revenue ($m)	227	228	(0.4)
Access lines
Residential:
Retail (000s)	1,261	1,338	(5.8)
Wholesale (000s)	141	73	93.2

Total Residential (000s)	1,402	1,411	(0.6)
Business:
Retail (000s)	252	253	(0.4)
Wholesale (000s)	51	50	2.0

Total Business (000s)	303	303	—
Centrex lines (000s)	63	66	(4.5)

Local calls*
Revenue ($m)	15	17	(11.8)
Call minutes (m)	409	490	(16.5)

Smartphone, messaging and call track
Revenue ($m)	18	18	—

Total Local Service Revenue	260	263	(1.1)

Consumer Local Service ( $m)	158	165	(4.2)
Business Local Service ($m)	76	80	(5.0)
Wholesale Local Service ( $m)	26	18	44.4

	260	263	(1.1)

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

Local service revenues declined by $3 million (1.1%) for Q1 2007-08 compared to Q1 2006-07, driven by declines in access revenues of $1 million (0.4%) and local call revenues of $2 million (11.8%).

The decline in access revenue for Q1 2007-08 is principally due to the migration of customers from retail to wholesale. The decline in local call revenues is in line with prior period trends and reflects the continued migration from dial-up internet access to broadband (with a corresponding shift in revenue from local service to broadband and internet).

NZ OPERATIONS

Call volumes have decreased as a result of declining customer numbers, use of VOIP products and fixed-to-mobile substitution. Recent regulatory changes have led to an increase in wholesale activity and a decline in retail market share.

Wholesale residential access lines have increased by 68,000 (93.2%) compared to Q1 2006-07 and 23,000 since Q4 2006-07. The increase in access lines has resulted in an increase in wholesale local service revenue of $8 million (44.4%) for Q1 2007-08 compared to Q1 2006-07, while consumer and business retail revenues declined by $7 million (4.2%) and $4 million (5.0%) for Q1 2007-08 compared to Q1 2006-07 respectively.

Total access lines have continued to decrease for Q1 2007-08 compared to Q1 2006-07 with the use of different technologies such as VOIP and mobile.

Calling Revenue

Calling revenue is broken down as follows.

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Calling revenue
National	124	137	(9.5)
International	89	103	(13.6)
Other	12	13	(7.7)

	225	253	(11.1)

National Calling Revenue

	Quarter ended 30 September
	2007	2006	Change %
National calls
Revenue ($m)	36	43	(16.3)
Call minutes (m)	401	432	(7.2)
Average price (cents)	9.0	10.0	(10.0)

Calls to mobile networks
Revenue ($m)	66	71	(7.0)
Call minutes (m)	201	199	1.0
Average price (cents)	32.8	35.7	(8.1)

National 0800
Revenue ($m)	22	23	(4.3)
Call minutes (m)	162	160	1.3
Average price (cents)	13.6	14.4	(5.6)

Total National Calling Revenue	124	137	(9.5)

Consumer National Calling	60	69	(13.0)
Business National Calling	60	64	(6.3)
Wholesale National Calling	4	4	—

	124	137	(9.5)

NZ OPERATIONS

Total national calling revenue (including national calls, calls to mobile networks and national 0800) decreased by $13 million (9.5%) for Q1 2007-08 compared to Q1 2006-07. Revenue from national calls decreased by $7 million (16.3%) for Q1 2007-08 compared to the corresponding period due to the migration of residential customers to wholesale competitors and lower average prices due to retail customer adoption of subscription based calling plans offered by Telecom.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls from fixed networks originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s fixed or mobile networks or calls terminating on other companies’ networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

The breakdown of international calling revenue is shown in the table below.

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
International calling revenue
International outward	29	31	(6.5)
International inward	6	10	(40.0)
International transits	54	62	(12.9)

	89	103	(13.6)

International calling revenue decreased by $14 million (13.6%) for Q1 2007-08 compared to Q1 2006-07 with decreases across all lines; outward, inward and transits. International calling revenue was negatively impacted by the NZD/USD exchange rate strengthening between Q1 2006-07 to Q1 2007-08. There has been a corresponding decrease in international transit cost of sales. Call volumes and volume commitment contracts have decreased this quarter compared to the corresponding quarter which has also resulted in a decrease in international revenue across all revenue lines. An analysis of volumes and average price is shown in the following table.

NZ OPERATIONS

	Quarter ended 30 September
	2007	2006	Change %
Outwards calls
Revenue ($m)	29	31	(6.5)
Call minutes (m)	167	160	4.4
Average price (cents)	17.4	19.4	(10.5)

Retail Outward Calls ($m)	25	27	(7.4)
Wholesale Outward Calls ($m)	4	4	—

	29	31	(6.5)

Inwards calls
Revenue ($m)	6	10	(40.0)
Call minutes (m)	185	162	14.2
Average price (cents)	3.2	6.2	(48.4)

Transits
Revenue ($m)	54	62	(12.9)
Intercarrier costs ($m)	(45)	(52)	(13.5)

Net margin ( $m)	9	10	(10.0)
Call minutes (m)	850	819	3.8
Average margin per minute (cents)	1.1	1.2	(8.3)

Outwards calling revenue decreased by $2 million (6.5%) for Q1 2007-08 compared to Q1 2006-07, due to a 10.5% decline in average price, partially offset by a 4.4% increase in calling volumes. This trend is consistent with previous quarters.

Inwards calling revenue decreased by $4 million (40.0%) for Q1 2007-08 compared to Q1 2006-07. Minutes increased by 23 million compared to the Q1 2006-07 driven by changes in volume commitments with other international carriers.

Transits revenue decreased by $8 million (12.9%) compared to Q1 2006-07 and intercarrier costs by $7 million (13.5%). Transit minutes increased by 3.8% between the two quarters.

The net margin from transits decreased by $1 million (10.0%) for Q1 2007-08 compared to Q1 2006-07. The net margin was impacted due to exchange rate movements, being US$ denominated, and a decline in average margin (in NZD) per minute, partially offset by higher volumes.

NZ OPERATIONS

Interconnection Revenue

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Interconnection
PSTN interconnection	16	17	(5.9)
Mobile interconnection	19	20	(5.0)

	35	37	(5.4)

Total interconnect revenue decreased $2 million compared to Q1 2006-07. This was driven by a decline in PSTN interconnect ($1 million) and mobile interconnect ($1 million). The decrease in mobile interconnect revenue is principally due to a reduction in revenue billed to interconnection carriers with a corresponding decrease in intercarrier costs (see “Intercarrrier costs”) as a result of a decrease in termination rates.

Mobile Revenue

	Quarter ended 30 September
	2007	2006	Change %
Mobile revenue ($m)
Voice revenue	126	130	(3.1)
Data revenue	57	51	11.8

Mobile voice and data	183	181	1.1
Other mobile	16	21	(23.8)

Total mobile	199	202	(1.5)

Call minutes (m)	349	350	(0.3)

Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	60.8	65.4	(7.0)
Prepaid	10.4	12.9	(19.4)
Total	30.9	35.0	(11.7)
Voice	21.3	25.1	(15.1)
Data	9.7	9.9	(2.0)

Total ARPU including interconnection	39.2	45.7	(14.2)

Mobile revenue decreased by $3 million (1.5%) for Q1 2007-08 compared to Q1 2006-07.

Mobile voice and data revenue increased by $2 million (1.1%) for Q1 2007-08 compared to Q1 2006-07. The increase reflects growth in data revenues through higher data volumes. Voice revenue declined by $4 million (3.1%) due to the impact of new offers on pricing. Other mobile revenue declined for Q1 2007-08 by $5 million (23.8%) due to a decline in the number of handsets sold.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

NZ OPERATIONS

Postpaid ARPU decreased by 7.0% for Q1 2007-08 and prepaid ARPU decreased by 19.4%. Postpaid ARPU has decreased primarily due to the impact of competition and new offers on pricing.

Prepaid ARPU has decreased due to the impact of competition on pricing. Total ARPU including interconnection decreased by 14.2% for Q1 2007-08 due to lower interconnection revenues per user (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

Cellular and Other Mobile

	30 September 2007			30 September 2006
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)
Total CDMA connections	810	1,206	2,016	717	981	1,698
Total TDMA connections	—	—	—	23	42	65
Internal connections (CDMA)	9	—	9	8	—	8

Total connections	819	1,206	2,025	748	1,023	1,771

Total connections of 2,025,000 at 30 September 2007 grew by 254,000 (14.3%) over the twelve month period from 1,771,000 at 30 September 2006 and by 48,000 (2.4%) from 1,977,000 at 30 June 2007. Of the 30 September 2007 total connection base, 40.4% were postpaid connections, while 59.6% were prepaid connections. The mobile market has reached full penetration therefore the rate of growth has decreased and growth will primarily be from customers switching from competitors or purchasing multiple mobile devices.

Closure of the TDMA network occurred on 31 March 2007 therefore all Telecom mobile customers are now on the CDMA network.

NZ OPERATIONS

Data Revenue

Data revenue remained stable for Q1 2007-08 compared to Q1 2006-07. A breakdown of the key components of data revenue is provided in the following table.

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Data revenue
Managed IP data services:
Lanlink	15	21	(28.6)
One office and high speed data	30	20	50.0
Other IP data	1	2	(50.0)

	46	43	7.0

Traditional data services:
Frame relay	5	6	(16.7)
Digital data services	10	12	(16.7)
ISDN	27	26	3.8
Leased data services	12	14	(14.3)
IP Net / Netgate	2	2	—
Miscellaneous data	4	3	33.3

	60	63	(4.8)

Total Data Revenue	106	106	—

Business data	93	93	—
Wholesale data	13	13	—

	106	106	—

Managed IP data services increased by $3 million for Q1 2007-08 compared to Q1 2006-07 and this was offset by a decrease of $3 million for traditional data services.

Lanlink decreased by $6 million for Q1 2007-08 compared to Q1 2006-07 due to migration of customers to One office. One office and high speed data revenue increased by $10 million for Q1 2007-08 compared to Q1 2006-07.

Traditional data services revenue decreased by $3 million (4.8%) for Q1 2007-08 compared to Q1 2006-07 which is in line with previous trends.

NZ OPERATIONS

Broadband and Internet Revenue

	Quarter ended 30 September
	2007	2006	Change %
Broadband revenue ($m)
Broadband revenue	67	61	9.8
Value added services revenue	2	5	(60.0)

Total broadband revenue	69	66	4.5

Consumer	42	33	27.3
Business	13	23	(43.5)
Wholesale	14	10	40.0

	69	66	4.5

Broadband connections* (000s)

Residential	387	307	26.1
Business	68	60	13.3
Wholesale	188	119	58.0

Total Connections	643	486	32.3

Internet revenue ($m)
Internet revenue	11	15	(26.7)

Active dial-up customers at period end (000s)	222	288	(22.9)
Total dial-up hours (m)	14.3	18.5	(22.7)

Average hours per active customer per month	21.0	20.2	4.0

Total Broadband and Internet Revenue ($m)	80	81	(1.2)

*	Broadband connections include all fixed line plans with download speeds of 256 kbps or greater

Broadband and internet revenue decreased by $1 million (1.2%) for Q1 2007-08 compared to Q1 2006-07. Broadband revenue increased by $3 million (4.5%) for Q1 2007-08 compared to Q1 2006-07 after the credit given to Yahoo!Xtra customers. The credit of $5.5 million was a reimbursement to customers for the issues encountered with the migration to the new Yahoo!Xtra Bubble platform. An additional $1 million was donated to four charitable organisations that is included in other operating costs. Without the impact of the credit, Broadband revenue increased by $8.5 million (12.9%) for Q1 2007-08 compared to Q1 2006-07. Total broadband connections increased by 157,000 for Q1 2007-08 compared to Q1 2006-07 and 38,000 since 30 June 2007.

Consumer broadband revenue increased by $9 million for Q1 2007-08 compared to Q1 2006-07 driven by the continued uptake of Telecom’s broadband service as well as the result of the migration of dial-up customers to broadband.

NZ OPERATIONS

Business broadband revenue decreased by $10 million for Q1 2007-08 compared to Q1 2006-07 due to the realignment of prices for business customers as a result of regulatory changes in 2006. Wholesale broadband revenue has increased by $4 million for Q1 2007-08 compared to Q1 2006-07, which is consistent with previous periods.

Internet revenue has decreased by $4 million (26.7%) for Q1 2007-08 compared to Q1 2006-07 as a result of the continued migration of customers from dial-up internet to broadband. Total dial-up connections decreased by 66,000 for Q1 2007-08 compared to Q1 2006-07 and by 16,000 since 30 June 2007.

There has been a decrease of $3 million (60%) in value added services as this income is now included in the Yahoo!Xtra joint venture.

IT Services Revenue

IT services revenue includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services. A breakdown of the key components of IT services revenue is provided in the following table.

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Procurement	41	39	5.1
Software solutions	3	4	(25.0)
IT solutions	42	37	13.5
Network delivered services	7	5	40.0
Other revenues	3	—	NM

Total IT Services Revenue	96	85	12.9

IT services revenue increased by $11 million (12.9%) for Q1 2007-08 compared to Q1 2006-07 principally due to the growth in IT solutions revenue, network delivered services and procurement. IT solutions revenue has grown as a result of growth in some of our key customers accounts.

Software solutions revenue has decreased by $1 million (25%) for Q1 2007-08 compared to Q1 2006-07 as a result of a decline in customers’ project based spend in this area.

NZ OPERATIONS

Other Operating Revenue

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Other operating revenue
Equipment sales	6	8	(25.0)
Other International revenue	5	9	(44.4)
Other miscellaneous revenue	14	10	40.0

	25	27	(7.4)

Other operating revenue has decreased by $2 million (7.4%) for Q1 2007-08 compared to Q1 2006-07 as a result of a decrease in international revenue and equipment sales. Other miscellaneous revenue has increased by $4 million (40%) for Q1 2007-08 compared to Q1 2006-07.

Internal Revenue

NZ Operations internal revenue represents charges from the International group to AAPT for delivering AAPT’s international retail and wholesale voice traffic, the provision of international data circuits, and the supply of AAPT’s international internet services. Internal revenue has decreased by $3 million (15%) for Q1 2007-08 compared to Q1 2006-07.

Operations and Support Expenses

Labour

	Quarter ended 30 September
	2007	2006	Change %
Labour ($m)	138	130	6.2

Personnel numbers
Total staff at 30 September	6,608	6,291	5.0

Labour expense increased by $8 million (6.2%) for Q1 2007-08 compared to Q1 2006-07 reflecting an increase in personnel numbers and salary pressure incurred in a tight labour market. Personnel numbers of 6,608 at 30 September 2007 increased by 317 (5.0%) compared to Q1 2006-07.

NZ OPERATIONS

Intercarrier costs

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Land to mobile, mobile to 0800 interconnection	19	23	(17.4)
Mobile interconnection	21	23	(8.7)
International settlements	75	88	(14.8)

	115	134	(14.2)

Intercarrier costs decreased by $19 million (14.2%) for Q1 2007-08 compared to Q1 2006-07. As noted above, the decrease in intercarrier costs is a result of a decline in transit volumes (see “International Calling Revenue” for the corresponding decrease in transit revenue). International settlements has decreased by $13 million (14.8%) for Q1 2007-08 compared to the corresponding period primarily as a result of the strengthening NZD/USD exchange rate.

Other operating expenses

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Other operating expenses
Direct costs:
Provisioning	11	11	—
Maintenance	34	32	6.3
Network support	24	22	9.1

Total direct costs	69	65	6.2

Other sales costs:
Mobile acquisitions, upgrades and dealer commissions	69	70	(1.4)
Procurement and IT services	55	43	27.9
Broadband & internet and other	23	22	4.5

Total other sales costs	147	135	8.9

Computer costs	38	36	5.6
Advertising, promotions and communications	21	24	(12.5)
Accommodation costs	24	20	20.0
Outsourcing	5	3	66.7
Travel	5	3	66.7
Bad Debts	5	5	—
Other	13	16	(18.8)

	327	307	6.5

NZ OPERATIONS

Other operating expenses increased by $20 million (6.5%) for Q1 2007-08 compared to Q1 2006-07.

Direct costs increased by $4 million (6.2%) for Q1 2007-08 compared to Q1 2006-07 due to higher maintenance and support contract costs.

Other sales costs increased by $12 million (8.9%) for Q1 2007-08 compared to Q1 2006-07 due largely to an increase in IT services cost of $12 million (27.9%) for Q1 2007-08 compared to Q1 2006-07. IT services sales cost growth is consistent with the growth in IT services revenue (see above). Mobile cost of sales have decreased by $1 million (1.4%) for Q1 2007-08 compared to Q1 2006-07 as a result of lower connection numbers but has been partially offset by the higher cost of new roaming handsets compared to other handsets.

Accommodation costs have increased due to new premises being leased in Q1 2007-08 compared to Q1 2006-07.

Other costs include the $1 million charity donation made after the migration issues with Yahoo!Xtra noted above.

Depreciation and amortisation

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Depreciation	112	107	4.7

Amortisation	36	32	12.5

Total Depreciation and Amortisation ($m)	148	139	6.5

Depreciation and amortisation increased by $9 million (6.5%) for Q1 2007-08 compared to Q1 2006-07. Depreciation and amortisation increased by $5 million and $4 million respectively.

Depreciation has increased by $5 million for Q1 2007-08 compared to Q1 2006-07 as a result of an increase in Telecommunications equipment and plant.

Amortisation expense primarily relates to software assets, spectrum licences and international cable capacity. Amortisation expense has increased by $4 million for Q1 2007-08 compared to Q1 2006-07 as a result of an increase in software acquired.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Australian operations comprise Consumer and Small Enterprise, Business & Corporate, Gen-i Australia, PowerTel, Wholesale, Technology Shared Services and Support functions.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Operating revenues
Local service	31	8	287.5
Calling	79	102	(22.5)
Interconnection	10	12	(16.7)
Mobile	20	24	(16.7)
Data	54	35	54.3
Broadband and internet	49	38	28.9
Resale	93	110	(15.5)
Other operating revenue	22	23	(4.3)
Internal revenue	4	4	—

	362	356	1.7

Operations and support expenses
Labour	58	61	(4.9)
Intercarrier costs	191	192	(0.5)
Other operating expenses	70	77	(9.1)
Internal expenses	17	20	(15.0)

	336	350	(4.0)

EBITDA	26	6	333.3
Depreciation	23	8	187.5
Amortisation	9	7	28.6

Loss from operations	(6)	(9)	(33.3)

Reported NZD results for Australian Operations are impacted by movements in exchange rates. The NZD strengthened against the AUD between 30 September 2006 and 30 September 2007. The average exchange rate for Q1 2007-08 was 0.8772, compared to an average exchange rate for Q1 2006-07 of 0.8387. To eliminate the impact of exchange rates, the commentary that follows is stated in AUD.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Operating revenues
Local service	27	7	285.7
Calling	70	84	(16.7)
Interconnection	9	10	(10.0)
Mobile	18	20	(10.0)
Data	48	28	71.4
Broadband and internet	44	32	37.5
Resale	83	90	(7.8)
Other operating revenue	18	18	—
Internal revenue	4	3	33.3

	321	292	9.9

Operations and support expenses
Labour	51	49	4.1
Intercarrier costs	174	162	7.4
Other operating expenses	58	60	(3.3)
Internal expenses	15	16	(6.3)

	298	287	3.8

EBITDA	23	5	360.0
Depreciation	20	6	233.3
Amortisation	8	7	14.3

Loss from operations	(5)	(8)	(37.5)

Overview of Results

Following the purchase of PowerTel in May 2007 the Australian results include the consolidated results of AAPT and PowerTel for quarter ended 30 September 2007.

As a result of the merger, a major project has commenced to integrate AAPT and PowerTel systems, networks and products. AAPT’s residential customers can now purchase high-speed ADSL2+ services from the PowerTel network.

The new service platform, Hyperbaric, has been online for new customers for several months and migration of existing customers has commenced. Hyperbaric involves an IT infrastructure aimed at simplifying offerings to AAPT’s consumer and small enterprise customers and allowing them to move to a self-service business model.

Included in the Q1 2007-08 result is revenue of $6.5 million from the sale of the standalone mobile customer base and $3 million of integration and restructuring costs. Excluding these items, EBITDA for Australian Operations would have been $19.5 million, an increase of 290% compared to Q1 2006-07.

AUSTRALIAN OPERATIONS

Local Service Revenue

Total Local Service Revenue increased by $20 million for Q1 2007-08 compared to Q1 2006-07 due to the inclusion of $23 million of PowerTel voice revenues.

	Quarter ended 30 September
	2007	2006	Change %
Business & residential access
Revenue ($m)	23	2	NM

Local calls
Revenue ($m)	4	5	(20.0)

Total Local Service Revenue	27	7	285.7

Calling and Resale Revenue

Calling revenue is broken down as follows.

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Calling revenue
National	53	63	(15.9)
International	17	21	(19.0)

	70	84	(16.7)

Resale revenue	83	90	(7.8)

Total Calling and Resale Revenue	153	174	(12.1)

AUSTRALIAN OPERATIONS

	Quarter ended 30 September
	2007	2006	Change %
National calls
Revenue ($m)	16	15	6.7
Call minutes (m)	254	311	(18.3)
Average price (cents)	6.3	4.8	31.3

Calls to mobile networks
Revenue ($m)	37	48	(22.9)
Call minutes (m)	139	169	(17.8)
Average price (cents)	26.6	28.4	(6.3)

International calling revenue
Revenue ($m)	17	21	(19.0)
Call minutes (m)	200	201	(0.5)
Average price (cents)	8.5	10.4	(18.3)

Total calling revenue	70	84	(16.7)
Resale revenue	83	90	(7.8)

Total calling and resale revenue	153	174	(12.1)

Consumer fixed line customer numbers (000s)	361	441	(18.1)

% of Bundled customers	86%	54%	59.3

Total calling and resale revenue decreased by $21 million (12.1%) for Q1 2007-08 compared to Q1 2006-07. This was primarily the result of declining revenue from calls to mobile networks and resale revenue.

Revenue from calls to mobile networks decreased for Q1 2007-08 by $11 million. Minutes have declined in both the consumer and wholesale divisions.

Resale revenue decreased for Q1 2007-08 by $13 million primarily in the consumer division in line with the decline in customer numbers.

International calling revenue for Australian Operations comprises outward calling revenue, where Australian customers make calls originating in Australia and terminating overseas. International calling revenue decreased by $4 million (19.0%) for Q1 2007-08 compared to the corresponding period in Q1 2006-07. This was due to a decrease in calling volume.

Consumer fixed line customer numbers at 30 September 2007 decreased by 18.1% compared to 30 September 2006. The decline in the Consumer fixed line customer base is due to the decision to withdraw from high churning external sales channels and focus on churn management with the introduction of the new IT platform. Migration of customers to the new platform commenced in Q4 2006-07.

AUSTRALIAN OPERATIONS

Mobile Revenue

	Quarter ended 30 September
	2007	2006	Change %
Mobile revenue ($m)
Mobile voice and data	17	16	6.3
Other mobile	1	4	(75.0)

Total mobile	18	20	(10.0)
Call minutes (m)	20	29	(31.0)

Revenue and call minutes include Consumer, Business and Wholesale customers.

Included in the Mobile revenue for Q1 2007-08 is $6.5 million from the sale of the standalone mobile customer base on 1 July 2007. Excluding the customer base sale, the decrease in revenue is due to the loss of the standalone customer base revenue and the impact of capped calling plans. The move away from standalone mobile sales has brought more focus on building bundled customer numbers to reduce overall churn.

Data Revenue

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Data revenue
Lanlink	9	8	12.5
Digital data services	2	2	—
Leased data services	37	18	105.6

Total Data Revenue	48	28	71.4

The $20 million (71.4%) growth in data revenue is primarily as a result of the inclusion of PowerTel in Q1 2007-08.

AUSTRALIAN OPERATIONS

Broadband and Internet Revenue

	Quarter ended 30 September
	2007	2006	Change %
Broadband revenue ($m)
Broadband revenue	42	30	40.0
Value added services revenue	1	1	—

Total broadband revenue	43	31	38.7

Internet revenue ($m)
Internet revenue	1	1	—

Total Broadband and Internet Revenue ($m)	44	32	37.5

*	Broadband connections include all plans with download speeds of 256 kbps or greater

Broadband and internet revenue increased by $12 million (38.7%) for Q1 2007-08 compared to the previous corresponding period. This increase was the result of strong growth in Consumer broadband customers along with the inclusion of PowerTel in Q1 2007-08.

Consumer broadband customer numbers have grown at a steady rate from 125,000 at 30 September 2006 to 177,000 at 30 September 2007 (41.6%).

Other Operating Revenue

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Other operating revenue
Equipment sales	4	5	(20.0)
Other miscellaneous revenue	14	13	7.7

	18	18	—

Other operating revenue remained stable for Q1 2007-08 compared to Q1 2006-07.

AUSTRALIAN OPERATIONS

Operations and Support Expenses

Labour

	Quarter ended 30 June
	2007	2006	Change %
Labour ($m)	51	49	4.1

Personnel numbers
Total staff at 30 September	1,572	1,901	(17.3)

Labour expense increased by $2 million for Q1 2007-08 compared to Q1 2006-07. Labour expense has increased due to the inclusion of PowerTel but was partially offset by the outsourcing of call centres. The drop in staff numbers largely relates to the call centres, offset by PowerTel staff.

Other operating expenses

	Quarter ended 30 June
	2007 $m	2006 $m	Change %
Other operating expenses

Direct costs	16	11	45.5
Dealer commissions	—	8	(100.0)
Computer costs	10	10	—
Advertising, promotions and communications	2	8	(75.0)
Accommodation costs	7	6	16.7
Bad Debts	2	3	(33.3)
Other	21	14	NM

	58	60	(3.3)

Other operating expense decreased by $2 million for Q1 2007-08 compared to Q1 2006-07.

Dealer commissions ceased as a result of AAPT’s decision to stop selling via the external sales channels.

Advertising, promotions and communications costs decreased due to a reduction in Consumer advertising expenditure.

Other expenditure increased primarily due to the outsourcing costs for the Consumer call centres and $2.9 million of integration and restructuring costs.

AUSTRALIAN OPERATIONS

Depreciation and amortisation

	Quarter ended 30 June
	2007 $m	2006 $m	Change %
Depreciation	20	6	233.3

Amortisation	8	7	14.3

Total Depreciation and Amortisation ($m)	28	13	115.4

The $14 million increase in depreciation for Q1 2007-08 compared to the corresponding period in the prior year primarily relates to the inclusion of PowerTel in the result and depreciation on the IT infrastructure investment for Hyperbaric.

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

	Quarter ended 30 September
	2007	2006	Change %
Revenue
Other operating revenue ($m)	26	2	NM
Internal revenue ($m)	2	1	100.0

	28	3	833.3

Operating expenses
Labour ($m)	11	12	(8.3)
Advertising ($m)	—	1	(100.0)
Other operating costs ($m)	18	14	28.6

	29	27	7.4

Depreciation and amortisation
Amortisation of intangibles ( $m)	—	2	(100.0)

	—	2	(100.0)
Personnel numbers
Total staff at 30 Sept	163	217	(24.9)

Operating revenues for Q1 2007-08 included a dividend received of $24 million from the Southern Cross Cables Group. Other operating expenses increased principally due to costs incurred in preparing for operational separation of approximately $4 million.

CAPITAL EXPENDITURE

CAPITAL EXPENDITURE

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Keep NZ connected	44	39	12.8
Build NGT capability	21	12	75.0
Network provider of choice	58	38	52.6
Service provider of choice	14	15	(6.7)
Invest for returns	26	27	(3.7)
International	21	2	950.0
Yellow Pages	—	2	(100.0)

Total NZ Operations	184	135	36.3
Australian Operations	27	39	(30.8)

	211	174	21.3

Total capital expenditure of $211 million for Q1 2007-08 increased by $37 million (21.3%) compared to Q1 2006-07 with the increase primarily relating to NZ Operations.

NZ Operations capital expenditure increased by 36.3% due to the purchase of additional Southern Cross capacity in Q1 2007-08 and preparation work for the WCDMA mobile network rollout.

Australian Operations capital expenditure has decreased by 30.8% due to spend on Hyperbaric in Q1 2006-07 which is now substantially complete.

Capital expenditure for New Zealand operations is described below.

Keep New Zealand Connected – comprises investment needed to meet statutory, regulatory and contractual obligations and sustain existing service performance. This includes meeting customer demand for legacy services while maintaining current service levels, mitigating risks to continuity of these services, rehabilitating and renewing the access network, maintaining existing capability of Telecom’s business infrastructure (including IT) and developing capabilities to meet current regulatory and statutory requirements.

Build NGT Capability – comprises the investment in the technology and services required to deliver Next Generation Telecom. This includes building VoIP capability, creating infrastructure for new channel capability (particularly online), developing new customer management systems and establishing new technology management capability.

Network Provider of Choice – comprises investment required to extend network coverage, augment capacity in line with strategic business growth (e.g. growth in broadband and mobile), develop and deploy new technology capabilities needed to deliver retail and wholesale services cost-effectively, and implement the requirements of the Telecommunications Amendment Act 2006 and Telecom’s Undertakings.

Service Provider of Choice – comprises investment in service-specific and customer service systems needed deliver, grow and sustain retail services. This includes ICT outsourcing and CPE investment, developing contact centre and customer service systems and capability and other retail channel investment.

Invest for Returns – comprises investment outside the core strategic programmes that is justified based on the projected rate of return of the investment

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Telecommunications Amendment Act 2006

The Telecommunications Amendment Bill (which amends the Telecommunications Act 2001), was passed by Parliament on 13 December, and came into force on 18 December 2006.

The legislative amendments make wide-ranging changes to the telecommunications regulatory environment, including:

•

Operational separation of Telecom – the amended Act provides a broad framework for operational separation, with a process for the Minister of Communications to settle an operational separation with Telecom following public consultation.

•	Unbundling of the local telephone loop (LLU) – Telecom’s copper local loop, and associated co-location and backhaul services have been regulated.

•	Regulation of “naked DSL” – the existing unbundled bitstream service has been extended to require Telecom to provide wholesale bitstream without other services (such as telephone line rental).

•	Accounting separation and information disclosure obligations.

•	Enforcement provisions – new penalties introduced for knowingly, or without reasonable excuse, breaching the Act or Commission-determined regulation.

•

Process amendments – including a new standard terms determination process, a new power for the Commission to monitor the telecommunications industry, amendments to the process followed in relation to the TSO cost calculation.

It is anticipated that finalisation of the operational separation plan will be concluded by the end of this calendar year, although full implementation of the plan is likely to take substantially longer.

Operational Separation

In April 2007 the Ministry of Economic Development (MED) released a consultation paper, setting out its detailed proposal for the operational separation of Telecom – including the operating units, the key services that each unit must supply, the assets that are controlled by the fixed access network unit, arm’s length operating requirements, and oversight. On 26 September 2007, the Minister issued the operational separation determination. Telecom is currently drafting the undertakings it is required to provide. Telecom submitted its draft separation undertakings on 25 October 2007.

Radio Spectrum Holdings

In April 2007 the Minister of Communications released his decision regarding renewal of radio spectrum that is currently used by Telecom and Vodafone for cellular services (850/900MHz spectrum). The rights Telecom currently holds expire in 2012 and renewal will be for a period up to 20 years, to be determined by the MED. The Minister’s decision is that Telecom and Vodafone will not be able to renew the full amount of spectrum they currently hold and will each potentially lose 7.5MHz. For Telecom this means a guaranteed renewal of 12.5MHz although it will have the opportunity to bid at auction for the 7.5MHz. However, the Minister’s decision has also incorporated an incentive for Telecom to sell 5MHz prior to expiry to an entrant for use immediately. It appears that if Telecom can successfully negotiate a sale of 5 MHz to an appropriate party, Telecom will then have guaranteed renewal of 15MHz.

In April 2007 the MED released a discussion paper outlining its intentions for allocating the 2.3GHz spectrum band (a band capable of use for WiMAX). Following further consultation, on 23 May 2007, the Government announced its intention to auction both the 2.3 GHz and 2.5 GHz bands in December 2007. It further indicated that the combined auction should be designed to allow each bidder to acquire approximately 30 MHz plus guard-bands and a managed spectrum park. A discussion paper on auction design was released in August 2007 and Telecom submitted on that paper.

Standard Terms Determinations – UCLL Co-location, UBA, UCLL Backhaul and UBA Backhaul

Under the amended Telecommunications Act 2001, the Commerce Commission can initiate a process for determining standard terms that will apply to the supply of a regulated service.

In February and March 2007 the Commerce Commission initiated standard terms processes for UCLL, UCLL co-location, and unbundled bitstream access (including “naked DSL”). Telecom was required to put forward standard terms for these services in June and July 2007. The Commerce Commission has issued draft determinations for the relevant services and the parties provided comment on those drafts. The Commerce Commission is expected to issue final determinations in November 2007, which will set out the standard terms for supply of these services.

In May 2007 the Commerce Commission initiated two further standard terms processes for UCLL Backhaul and UBA backhaul. Telecom proposed standard terms for these services on 28 September 2007. The Commerce Commission has not yet indicated further dates for these processes.

Mobile Termination Rates

The Commission released a report in April 2006, recommending regulation of all mobile termination rates for fixed to mobile calls. Under the Act, the Communications Minister was required to either accept or reject the Commission’s recommendation, or ask the Commission to reconsider its recommendation. The Minister delegated the responsibility for this decision to Hon Trevor Mallard.

In April 2007, both Vodafone and Telecom offered to make binding commercial offers as an alternative to regulation.

On 30 April 2007, the Minister notified his decision to reject the Commission’s recommendation to regulate mobile termination rates. Telecom and Vodafone are now bound by their respective deed polls to:

•	Reduce mobile termination rates for fixed to mobile calls each year over the next five years, in Telecom’s case, down to 12 cents in year five; and

•	Pass through any reductions in mobile termination rates to retail fixed to mobile calling rates.

Kiwi Share

On 16 January 2007 the Government announced that it was reviewing the Telecommunications Service Obligation (TSO), including the Kiwi Share, to assess its ongoing effectiveness.

The MED has released a discussion paper. The MED seeks comments on a number of issues, including:

•	Details of Telecom’s rural network service performance and investment

•	The adequacy of the CPI price cap and desirability or price rebalancing

•	Arrangements to ensure the provision of ubiquitous emergency calling (111) services

•	The operation of the current funding mechanism and

•	The desirability and TSO arrangements for a broadband and TSO.

The MED asked for comments by 15 October and Telecom has submitted comments on the discussion paper.

TSO Cost Calculation

In March 2007 the Commerce Commission released a final assessment of Telecom’s net cost of complying with the TSO for the period of 1 July 2003 to June 2004

The TSO cost has been calculated at $63.8 million for this period, $7 million higher than the previous period.

Vodafone has appealed the TSO decision, on the basis that the Commission has erred in law by failing to determine the net cost of the TSO correctly and failing to give effect to the purpose of the Act. The appeal has been allocated a hearing date in November 2007.

On 9 July 2007, the Commission released its draft determinations for 2004/05 and 2005/06. The TSO cost has been calculated as $71.4m for 2004/05 and $78.3m for 2005/06. The Commission has now advised that it intends to hold a conference in February 2008. The determinations will follow that conference.

Unbundled Bitstream Service (“UBS”)

On 10 July 2007 the Commerce Commission issued its final reconsideration amended the pricing methodology for the regulated UBS service. The Commission has determined the following prices: $25.93 from 1 August until 30 September; $26.30 from 26 October until 31 December 2006; $26.79 from 1 January to 31 March 2007; and $26.35 from 1 April to 30 June 2007. Telecom is required to backdate the price adjustment and provide a refund for any overpayments. Telecom has decided to provide the refund to all wholesale customers who purchase the regulated UBS service.

Mobile Services Review

In October 2006, the Commission announced that it would launch formal reviews under Schedule 3 of the Act into whether to amend the two current regulated mobile services: national roaming and mobile co-location. The Commission has been considering whether roaming and co-location should be moved from being specified services under the Act (for which the Commission cannot regulate the price) to designated services (for which the Commission can regulate price). The Commission is also considering whether to amend the terms of the national roaming service.

In response to the Commission’s issues paper, Vodafone submitted draft registered undertakings (a feature of the new Telecommunications Amendment Act) for each of the roaming and co-location services, as an alternative to regulation.

The Commerce Commission issued a draft report on the investigation on 3 August 2007. Telecom has made submissions on the draft report and on other parties’ submissions. The Commerce Commission held a conference on the draft report on 4 October 2007 and intends to issue a final report before the end of the year.

Commerce Act Investigations

In December 2004 the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anti-competitive. In January 2006, Telecom provided a large number of documents to the Commerce Commission, pursuant to a notice under section 98 of the Commerce Act. The Commerce Commission’s investigation is still continuing and litigation cannot be ruled out, although Telecom is not aware of any further steps taken to progress the investigation since January 2006. The investigation was mentioned in the reconsideration of Decision 582, but only to say that it had not yet been concluded.

Commerce Act Litigation

In July 2000 the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26th September 2007. Judgment has been reserved. We expect a judgment in late 2007 or early 2008.

In March 2004 the Commerce Commission issued proceedings against Telecom in relation to streamline pricing at retail and carrier data pricing at Wholesale from 1999 through to the present day. The trial of this matter is expected to take place in mid-2008.

LEGAL PROCEEDINGS

New Zealand

Sintel (in liquidation) has issued proceedings against Telecom, relating to TNZI’s audiotext business in 1990. The matter was settled, but the liquidators are seeking to overturn the settlement agreement claiming fraud and other mala fides on Telecom’s part. Sintel has recently filed an amended statement of claim, increasing the value of the claim up to NZ$60 million. Telecom’s application to strike out all but one of the causes of action was unsuccessful. It was appealed to the Court of Appeal and is awaiting judgment. At this stage trial of the substantive matter is unlikely to take place before late 2008. These proceedings will be vigorously defended by Telecom.

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to TNZI’s audiotext business in the late 1990s. The total claim is for approximately US$20 million. The parties are undergoing discovery. Telecom believes it has a strong defence for the majority of the claim. These proceedings will be vigorously defended by Telecom.

Telecom has been joined as one of numerous respondents in a leaky buildings claim in the Weathertight Homes Resolution Services (WHRS) relating to a development called “Ellerslie Park”. The claim is that there was a problem with the installation of the external junction boxes. Telecom has applied to strike out the claim. Although the claim against Telecom is small, liability could be joint and several, so there is a remote risk that Telecom, if found liable, could be responsible for the total value of the claim ($4.3 million), rather than just its share, if other parties are no longer in existence.

The Commerce Commission has laid four charges against Telecom under the Fair Trading Act 1986, relating to three incidents where Call Centre Representatives are said to have erroneously made statements that various Telecom products, processes or prices have Commerce Commission approval or endorsement. The maximum penalty for each charge is NZ$200,000. There may also be brand and reputation issues associated with a conviction. The proceedings are in the Wellington District Court. The next Court date is 24th October 2007. Telecom is currently considering whether or not to defend the charges, or plead guilty.

All of the above proceedings, which are within New Zealand’s legal jurisdiction, have been commenced in the High Court of New Zealand unless otherwise stated.

GLOSSARY

ADSL2+ – ADSL (Asymmetric Digital Subscriber Line) is technology for delivering a high bit rate link to customers over ordinary copper wire. ADSL2+ is an evolution of ADSL delivering very high data speeds up to theoretical maximum of 24 megabits per second.

CDMA (Code Division Multiple Access) – A radio spectrum sharing technique used in digital mobile networks.

Digital Data Service – A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

LLU (Local Loop Unbundling) – a requirement on the incumbent telecommunications provider to allow other service providers to access and use the copper circuit from the telephone exchange to the customer premises.

Naked or Standalone DSL – a DSL service provided without a requirement for the retail customer of the DSL service to also purchase an analogue telephone service from either the DSL wholesaler or the incumbent.

PSTN (Public Switched Telephone Network) – A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) – The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO – The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) – A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

3G (Third Generation – mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

APPENDICES

OVERVIEW OF GROUP RESULTS

	Quarter ended 30 September				Variation 2007:2006
(in NZ$ millions, except percentages)	2007	%	2006	%	$	%
Operating revenues

Local service	291	20.6	271	19.0	20	7.4
Calling
National	184	13.0	214	15.0	(30)	(14.0)
International	108	7.7	128	9.0	(20)	(15.6)
Other	12	0.9	13	0.9	(1)	(7.7)

	304	21.6	355	24.9	(51)	(14.4)
Interconnection	45	3.2	49	3.4	(4)	(8.2)
Mobile	219	15.5	226	15.8	(7)	(3.1)
Data	160	11.3	141	9.9	19	13.5
Broadband and internet	129	9.1	119	8.3	10	8.4
IT services	96	6.8	85	6.0	11	12.9
Other operating revenues
Resale	93	6.6	110	7.7	(17)	(15.5)
Equipment	11	0.8	14	1.0	(3)	(21.4)
Miscellaneous other	62	4.4	38	2.7	24	63.2

	166	11.8	162	11.3	4	2.5

Total operating revenues	1,410	100.0	1,408	98.6	2	0.1
Abnormal revenue	—	—	20	1.4	(20)	NM

Total revenue	1,410	100.0	1,428	100.0	(18)	(1.3)

Operating expenses
Labour	(207)	(14.7)	(203)	(14.2)	(4)	2.0
Intercarrier costs	(306)	(21.7)	(326)	(22.8)	20	(6.1)
Other operating expenses	(415)	(29.4)	(399)	(27.9)	(16)	4.0

Total operating expenses	(928)	(65.8)	(928)	(65.0)	—	—

Total expenses	(928)	(65.8)	(928)	(65.0)	—	—

EBITDA*	482	34.2	500	35.0	(18)	(3.6)
Depreciation and amortisation	(180)	(12.8)	(156)	(10.9)	(24)	15.4

Earnings from operations	302	21.4	344	24.1	(42)	(12.2)

Net interest expense	(21)	(1.5)	(67)	(4.7)	46	(68.7)
Share of associates’ losses	(1)	(0.1)	—	—	(1)	NM

Earnings before income tax	280	19.9	277	19.4	3	1.1

Income tax expense	(55)	(3.9)	(83)	(5.8)	28	(33.7)

Net earnings after income tax	225	16.0	194	13.6	31	16.0
Net earnings from Yellow Pages Group	—	—	31	2.2	(31)	NM

Net earnings for the period	225	16.0	225	15.8	—	—

*	Earnings before Interest, Taxation, Depreciation and Amortisation

    NM = Not a Meaningful Comparison

GROUP CASH FLOW

	Quarter ended 30 September
	2007 $m	2006 $m	Change %
Cash was provided from/(applied to):

Cash received from customers	1,313	1,473	(10.9)
Interest income	59	3	NM
Payments to suppliers and employees	(954)	(1,010)	(5.5)
Income tax paid	(1)	(5)	(80.0)
Interest paid on debt	(27)	(39)	(30.8)

Net operating cash flows	390	422	(7.6)

Sale of property, plant and equipment	1	1	—
Purchase of short-term investments	—	(64)	NM
Sale of subsidiary companies	—	26	NM
Purchase of property, plant and equipment	(201)	(192)	4.7
Capitalised interest paid	—	(3)	NM

Net investing cash flows	(200)	(232)	(13.8)

Repayment of long-term debt and derivatives	(12)	(146)	(91.8)
Repayment of short-term debt	57	135	(57.8)
Dividends paid	(200)	(180)	11.1

Net financing cash flows	(155)	(191)	(18.8)

Net cash flow	35	(1)	NM

NM = Not a Meaningful Comparison

APPENDIX 7— NZX CONDUCT RULES TO FAX ++64-4-473-1470

Notice of event affecting securities Number of pages including this one

(Please provide any other relevant 1

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. details on additional pages)

For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Full name TELECOM CORPORATION OF NEW ZEALAND

of Issuer

Name of officer authorised to MARKO BOGOIEVSKI Authority for event, DIRECTORS’ RESOLUTION make this notice e.g. Directors’ resolution

Contact phone (0800) 737500 Contact fax (04) 498 9431

02

11

07

number number Date

Nature of event Bonus If ticked, Rights Issue

Tick as appropriate Issue state whether: Taxable / Non Taxable Conversion Interest Renouncable

Rights Issue Capital If ticked, state Full

non-renouncable change Call Dividend ? whether: Interim ? Year Special

EXISTING securities affected by this If more than one security is affected by the event, use a separate form.

Description of the ORDINARY SHARE ISIN NZ TELE0001S4

class of securities

If unknown, contact NZX

Details of securities issued pursuant to this event If more than one class of security is to be issued, use a separate form for each class.

Description of the ISIN

class of securities

If unknown, contact NZX

Number of Securities to Minimum Ratio, e.g

be issued following event Entitlement

1 for 2

for

Conversion, Maturity, Call Treatment of Fractions

Payable or Exercise Date

Enter N/A if not applicable

Tick if provide an

pari passu OR explanation

Strike price per security for any issue in lieu or date of the

Strike Price available. ranking

Monies Associated with Event Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents RETAINED EARNINGS

Source of

7.0 CENTS Payment

Amount per security

NEW ZEALAND DOLLARS Supplementary Amount per security $0.012353

Currency dividend in dollars and cents

details—

$127,775,458 Listing Rule 7.12.7 Date Payable 7 December, 2007

Total monies

Taxation Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus N/A Resident NIL Credits $0.034478 issue state strike price Withholding Tax (Give details)

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm Application Date

For calculation of entitlements— Also, Call Payable, Dividend /

must be the last business day of 23/11/07 AUST &NZ; 21/11/07 USA Interest Payable, Exercise Date, 07/12/07 AUST & NZ; 14/12/07 USA

a week Conversion Date. In the case

of applications this must be the

last business day of the week.

Notice Date Allotment Date

Entitlement letters, call notices, For the issue of new securities.

conversion notices mailed Must be within 5 business days

of record date.

OFFICE USE ONLY

Ex Date:

Commence Quoting Rights: Security Code:

Cease Quoting Rights 5pm:

Commence Quoting New Securities: Security Code:

Cease Quoting Old Security 5pm:

NZX

2 November 2007

MEDIA RELEASE

Telecom delivers first quarter earnings

Telecom today reported net earnings of $225 million for the three months to 30 September 2007, compared with first quarter earnings of $225 million for the same period last year.

Adjusted net earnings for the same comparative periods were $225 million in 2007, compared with $205 million in Q1 2006, an increase of 9.8%.

Overview of Group results
	1st quarter (NZ$m)
	30 Sept 07		30 Sept 06		Change %
Operating revenue	1,410		1,408		0.1
Abnormal items **	—		20		NM
Expenses	(928)		(928)		—
Reported EBITDA	482		500		(3.6)
Adjusted EBITDA*	482		480		0.4
Total reported net earnings	225		225		NM
Total adjusted net earnings*	225		205		9.8
EPS	11	¢	11	¢	—

EBITDA = Earnings before interest, taxation, depreciation and amortisation

*	Excludes abnormal items
**	Gain on sale of $20 million for Telecom Cellular Samoa booked last year.

Note: All comparisons in the above table and commentary below relate to the first quarter to 30 September 2007 compared with the same period in 2006 unless otherwise stated. All figures are expressed in New Zealand dollars unless otherwise stated.

1

Telecom CEO Paul Reynolds said this result came against the backdrop of growing regulatory and competitive change, for which Telecom was well prepared as the company set out to embrace the opportunities offered by operational separation.

“Our future success will be determined by how well we meet our customers’ needs and expectations,” Mr Reynolds said.

“Telecom has signalled its intentions very clearly. We have made a deliberate choice to invest for the future, in an environment of greater regulatory clarity.

“Last week we submitted our Undertakings on operational separation and announced an accelerated build of our next generation access network. This new infrastructure will provide customers in every New Zealand town and city with a world-class platform and access to new services at much higher speeds.

‘‘While operational separation will bring some tough requirements, and is a very complex exercise, we’re now moving to an environment in which the need for any further regulation is greatly reduced.

“Now the challenge is to apply the right customer focus to all our strategies and initiatives going forward.”

During the first quarter Telecom’s Wholesale business was one of the Group’s top performers, while the performances of IT Services and Telecom’s Australian operations were also highlights.

“These strong performances helped balance the impact of the regulatory changes which led to strong competitor activity, particularly in Telecom’s Consumer business during the quarter.”

Telecom’s CFO Marko Bogoievski said the company’s performance was in line with expectations that Telecom had set at its annual result announcement in August.

‘‘Good progress is being made in Australia with the integration of AAPT and PowerTel, a strong leadership team now in place, and the migration of new and existing customers onto a new IT service platform.’’

Mr Bogoievski said Telecom Wholesale showed strong gains in broadband connection growth.

2

‘‘Gen-i’s ongoing success as New Zealand’s No 1 IT provider is reflected in higher revenues mostly as a result of our customers growing their businesses. These customers include Westpac, Ministry of Justice, Yellow Pages and Fulton Hogan.

In addition, Mr Bogoievski said there was a $1.1 billion capital return successfully completed and a NZ$22 million after tax dividend was received from Southern Cross Cables.

NEW ZEALAND

Operating revenue was $1,043 million for the first quarter, a decrease of 2.9% on the previous corresponding period.

The New Zealand Operations EBITDA declined 6.9% (vs previous corresponding period) when adjusted for the $6.5 million one-off costs associated with the migration of email services in the quarter.

Access and Calling

Total local service revenue was $260 million, a decrease of 1.1%. The decline in access revenue reflects the migration of customers from retail to wholesale and also customers using other technologies, including mobile while competitors are continuing to build relationships with customers ahead of new regulated services.

Residential access lines were 1,402,000 compared with 1,411,000 for the same period in 2006.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide)

•	National call revenue was $124 million, a decline of 9.5%

•	International revenue was $89 million, a decline of 13.6%

•	Other revenue of $12 million, dipped 7.7%

•	Total calling revenue was $225 million, a decline of 11.1%

Telecom Retail responded to increased competition by launching new monthly subscription plans for customers. These plans include Talk it Up Downunder ($25 per month to call trans-Tasman) and Talk it Up Overseas ($45 per month to call top 10 international destinations) which complement the popular $10 Freedom plan (a nominated fixed to mobile number) as well as other plans. Customer numbers on these plans have grown to 197,000 at the end of September from 94,000 at the end of March 2007.

3

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, declined 5.4% to $35 million. The decline reflects the impact of lower mobile termination rates.

Mobile revenue is derived from voice and data services on Telecom’s 027 network (CDMA).

While mobile connection growth continued, declines in revenues reflected intense price competition and competitor activity.

•	Total mobile revenues were $199 million, a decline of 1.5%

•	Voice revenues were $126 million, a decline of 3.1%

•	Data revenue was $57 million, an increase of 11.8%

•	Total connections at 30 September 2007 were 2,025,000, having grown by 14.3% over the 12 months to 30 September 2007

•	Net connections for the quarter were 48,000

•	Total ARPU (average revenue per user – monthly) including interconnection was $39.20 for the quarter

Data revenue – Total data revenue was stable on $106 million. Decreases in traditional data services were partly offset by an increase in Managed IP data services. Managed IP data services revenue increased $3 million to $46 million.

Total broadband revenue was $69 million, an increase of 4.5%.

•	Consumer revenue increased by 27.3% to $42 million

•	Business revenue was $13 million, a decline of 43.5%, reflecting the large reduction in business broadband pricing when business and residential prices were aligned in October 2006

•	Total broadband connections were 694,000 (includes residential (387,000), business (68,000) and wholesale (188,000) and mobile broadband connections (51,000)

•	Total DSL and mobile broadband connections for the quarter were 41,000

Wholesale

Increases in wholesale access lines reflect competitors actively targeting residential customers with bundled access and calling plans.

•	Access revenue was $26 million, an increase of 44.4%

•	Calling revenue was $8 million, a decline of 11.1%

•	Data revenue was $13 million

•	Broadband and Internet revenue was $14 million, an increase of 40%

4

•	Total Wholesale revenue $96 million, an increase of 10.3%

•	At 30 September 2007 Wholesale had 192,000 access lines and 188,000 broadband connections.

Internet revenue, which is based on dial-up revenue, was $11 million, a decline of 26.7% reflecting the migration of customers to broadband. The total number of dial-up customers was 222,000 a decrease of 22.9%.

IT services

Total IT revenue was $96 million, an increase of 12.9%, reflecting the revenue from new key contracts and procurement business.

AUSTRALIA

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

•	Operating revenues were A$321 million, an increase of 9.9%

•	EBITDA was A$23 million, an increase of 360%

•	Loss from operations was A$5 million, a reduction of 37.5%

An A$6.5 million gain on sale of AAPT’s stand alone mobile customer base was recorded in the quarter. Excluding this gain the increase in EBITDA was 230%.

The business integration of AAPT and PowerTel is well underway and as a result of the merger AAPT’s residential customers can now buy ADSL2+ from PowerTel’s network.

In addition the merged company launched its new online customer service platform in the mass market segment and this has attracted more than 50,000 customers within several months.

DIVIDEND

Telecom will pay a fully imputed ordinary dividend for the quarter ended 30 September 2007 of 7 cents per share on 7 December 2007 in New Zealand and Australia, and on 14 December 2007 in the United States. The books closing dates are 23 November 2007 on the New Zealand and Australian Stock Exchanges and 21 November 2007 on the New York Stock Exchange.

Telecom will target an ordinary dividend ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the 2007/2008 year. Subject to there being no adverse change in operating outlook the dividends for each of the three quarters in the year ending 30 June 2008 will be 7 cents per share and the dividend for the fourth quarter will be set to reflect the full year targeted pay-out ratio.

5

From Q1 2007/08 Telecom is removing the discount on the dividend reinvestment programme and re-introducing an on-market buyback to eliminate the increase in capital arising from the plan.

Capital Expenditure increased by 21.3% to $211 million for Q1 compared with the same quarter in 2006. For the 2007/2008 financial year, Telecom is forecasting capital expenditure of $950 million to $975 million for the full year.

For further information, please contact:

Phil Love, +64 (0)27 244 8496 or Mark Watts +64 (0)27 250 4018

ENDS

6